Exhibit 8.1
List of Subsidiaries

	Jurisdiction
Subsidiary	of Organization	Ownership
SINA.com Online	United States of America	100%
Rich Sight Investment Limited	Hong Kong	100%
SINA Hong Kong Limited	Hong Kong	100%
Memestar Limited	British Virgin Islands	100%
Crillion Corporation	British Virgin Islands	100%
Davidhill Capital Inc.	British Virgin Islands	100%
China Online Housing Technology Corporation	Cayman Islands	66%
China Online Housing (Hong Kong) Co., Ltd.	Hong Kong	66%
Beijing New Media Information Technology Co., Ltd.	People’s Republic of China	100%
SINA.com Technology (China) Co. Ltd.	People’s Republic of China	100%
Fayco Network Technology Development (Shenzhen) Co. Ltd.	People’s Republic of China	100%
Shanghai SINA Leju Information Technology Co., Ltd.	People’s Republic of China	66%